1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 7, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Global Fixed Income Opportunities Fund (the “Fund”)

(File No. 033-44782; 811-06515)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class IR shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2017. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 80 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 7, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please supplementally confirm the basis for the “Other Expenses” of the Funds.

Response 1.      Because Class IR shares of the Fund have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3 the Fund has disclosed in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We hereby supplementally confirm that the Other Expenses number has been generated based on the operations of the Fund during the previous fiscal year.

Comment 2.	Because the Fund is not a “New Fund,” please revise the Fund’s Expense Example to include the five- and ten-year periods.

Response 2.      We respectfully acknowledge the comment; however, we would note that we believe that the Class IR shares of the Fund are a “New Fund” under Instruction 6 to Item 3 of Form N-1A, as the Class IR shares have not commenced operations as of the date of the registration statement.

Comment 3.	Please include in the prospectus the financial highlights of a comparable Class of the Fund to Class IR.

Response 3.      The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

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